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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                Commission File Number 000-25661

(Check one)
[ ] Form 10-K and Form 10-KSB   [ ] Form 11-K
[ ] Form 20-F   [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR
For period ended March 31, 2001
[ ] Transition Report on Form 10-K and Form 10 KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR
[ ] For the transition period ended ___________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________________________________________________________________
________________________________________________________________________________
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   TenFold Corporation
Former name if applicable ______________________________________________________
________________________________________________________________________________

Address of principal executive office (Street and number) 180 West Election Road

City, state and zip code    Draper, UT 84020

                                    PART II
                             RULE 12b-25(b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

     The Company was late in receiving certain financial information related to its sale of The LongView Group, Inc. which it required to complete its financial statements for the quarter ended March 31, 2001, and as result its auditors are unable to complete their review of those financial statements without unreasonable effort and expense.

     Due to these circumstances, the Company is filing for an extension on this Form 12b-25.
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                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     Donald R. Jefferis                            (801) 495-1010
________________________________________________________________________________
     (Name)                                   (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                       [X] Yes   [ ] No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                          [X] Yes   [ ] No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As previously announced in the Company's Form 10-K for the year ended December 31, 2000, the Company anticipates recognizing a restructuring charge in the first quarter of 2001, and lower revenues than in the corresponding period of the prior year due to its practice of limiting revenue on certain fixed price projects to costs incurred and a difficult sales environment. As a result, the Company anticipates that it will have a loss for the three months ended March 31, 2001 compared to a profit for the three months ended March 31, 2000.

                              TenFold Corporation
________________________________________________________________________________
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date May 15, 2001                  By /s/ Donald R. Jefferis
     -----------------------          ---------------------------
                                          Donald R. Jefferis
                                          Chief Financial Officer